Mail Stop 6010

January 30, 2007

Mr. Willem P. Roelandts
Chief Executive Officer
Xilinx, Inc.
2100 Logic Drive
San Jose, CA   95124

> **Re:** **Xilinx, Inc.**
> **Form 10-K for the fiscal year ended April 1, 2006**
> **Filed May 31, 2006**
> **Form 10-Q for the period ended September 30, 2006**
> **File No. 0-18548**

Dear Mr. Roelandts:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant